UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for September 21, 2017

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____ No __X__
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.d

Enclosures: Sasol announcement regarding broad-based black economic empowerment


Incorporated in the Republic of South Africa)
Registration number 1979/003231/06
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or the "Company")


SASOL LIMITED - SASOL ANNOUNCEMENT REGARDING BROAD-BASED BLACK ECONOMIC EMPOWERMENT

SASOL ANNOUNCEMENT REGARDING BROAD-BASED BLACK ECONOMIC EMPOWERMENT

As a company proudly rooted in our South African heritage, we embrace broad-based black economic empowerment ("B-BBEE") as a key enabler for economic transformation and inclusive growth. We are committed to contributing meaningfully to sustainable transformation and view this as both a social and business imperative. As part of our ongoing commitment to transformation, we are pleased to introduce Sasol Khanyisa, our proposed new B-BBEE ownership structure.

OUR SASOL INZALO BLACK ECONOMIC EMPOWERMENT TRANSACTION NEARS THE END OF ITS 10-YEAR TERM

Sasol shareholders are reminded that the Sasol Inzalo B-BBEE transaction ("the Sasol Inzalo Transaction"), which was created in 2008 with the objective of providing many South Africans with the opportunity to own an equity interest in Sasol, will come to an end in 2018. The Sasol Inzalo Transaction included the following participants:

- the Sasol Inzalo employee trusts ("Sasol Inzalo employee trusts");
- the Sasol Black Economic Empowerment ("BEE") ordinary ("SOLBE1") shareholders ("Inzalo Cash Element" or "SOLBE1 shareholders");
- the Sasol Inzalo Groups funded element ("Inzalo Groups element" or "Inzalo Groups") and the Sasol Inzalo Public funded element ("Inzalo Public Funded element" or "Inzalo Public"); and
- the Sasol Inzalo Foundation.

54 different selected entities participated in Inzalo Groups, which included groups comprising Sasol customers, suppliers, franchisees and non-governmental organisations. In addition, more than 200 000 members of the South African black public participated in the Inzalo Public Funded element and Sasol Limited has more than 50 000 SOLBE1 shareholders. Approximately 23 000 Sasol employees participated in the Sasol Inzalo employee trusts.

The Sasol Inzalo employee trusts will come to an end in 2018 and separately the new Sasol Khanyisa Employee Share Ownership plan ("ESOP"), as described in paragraph 3.3 below, will be implemented. Since 2008, the Sasol Inzalo employee trusts received dividends in the amount of approximately R1,6 billion equivalent to approximately R52 000 per participant. Based on the closing Sasol Ordinary share price (SOL) of R389 on 4 September 2017 there will be no distribution of SOL shares to participants in the Sasol Inzalo employee trusts when the Sasol Inzalo Transaction ends in 2018. SOLBE1 shareholders will, subject to the requisite Sasol shareholder approval being obtained, be given the right to participate in Sasol Khanyisa in accordance with the terms and conditions described in paragraph 3.1 below.

In relation to the Inzalo Groups element and the Inzalo Public Funded element, the acquisition through subsidiaries ("Inzalo FundCos") of preferred ordinary shares in Sasol ("Preferred Ordinary Shares") by Sasol Inzalo Groups (RF) Limited and Sasol Inzalo Public (RF) Limited (together "Inzalo") was partly funded by
way of equity contributions     from Inzalo shareholders, with a
large portion of the required funding being raised by the issue of preference shares by the Inzalo FundCos to Sasol and various banks. Sasol and its wholly-owned subsidiary, Sasol Financing (Pty) Ltd ("Sasol Financing"), provided a residual guarantee for the full redemption and cumulative dividends of a portion of the preference share funding taken up by various banks.

The Inzalo FundCos will be required to dispose of the Preferred Ordinary Shares in order to be in a position to redeem the preference share funding and cumulative dividends in 2018. Any shortfall in the value of the Preferred Ordinary Shares held by the Inzalo FundCos will be made good through a subscription of shares by Sasol in the Inzalo FundCos. Based on the closing SOL share price of R389 on 4 September 2017, there is a shortfall (backed by the guarantee referred to above) and a funding commitment for the Sasol Group of approximately R2,1 billion, and as a result there will be no distribution of SOL shares to Inzalo Groups and the Inzalo Public Funded element participants when the Sasol Inzalo Transaction ends in 2018.

Sasol's preferred funding option, subject to shareholder approval, is that Sasol repurchases the Preferred Ordinary Shares from the Inzalo FundCos at the 30 day volume weighted average price ("VWAP") of a SOL share at the relevant time utilising cash raised through an issue of up to 43 million SOL shares through an accelerated book-build to facilitate the issue. Sasol will only issue such number of SOL shares which are required for the above purpose.

The Sasol Inzalo Foundation will be renamed and will continue as a public benefit organisation, driving excellence in science, technology, engineering and mathematics (STEM) education at all levels of the education value chain. The Sasol Inzalo Foundation benefitted over 20 million learners in South African public schools by way of 118 natural science, technology and mathematics school work books that were developed. In addition, more than 800 bursaries and fellowships have been awarded to students at 16 South African universities, to name but a few examples.

PROPOSED IMPLEMENTATION BY SASOL OF SASOL KHANYISA, A R21 BILLION
BROAD-BASED BLACK ECONOMIC EMPOWERMENT TRANSACTION

1. OVERVIEW

Separately from the termination of the Sasol Inzalo Transaction, the board of directors of Sasol (the "Board") intends, subject to, inter alia, shareholder approval, to implement the Sasol Khanyisa transaction ("Sasol Khanyisa") in fulfilment of the ownership requirements of the Revised Codes of Good Practice (the "Codes"), which came into effect on 1 May 2015. The Sasol Khanyisa ownership structure is intended to achieve approximately 20% direct black ownership in Sasol South Africa Proprietary Limited ("SSA"), currently a wholly-owned subsidiary of Sasol, for a period of up to ten years (the "Khanyisa
Empowerment Period") which, along with black ownership   at
Sasol, translates (for measurement purposes) into at least 25% black ownership at SSA level for the Khanyisa Empowerment Period. Sasol Khanyisa will enable Sasol to meet its net ownership objectives under the Codes and to achieve empowerment on an ongoing basis thereafter due to an automatic exchange at the end of the Khanyisa Empowerment Period of shares in Sasol Khanyisa or SSA for SOLBE1 shares listed on the Johannesburg Stock Exchange, as more fully described in paragraph 4 below.

2. CREATION OF A SUSTAINABLE B-BBEE STRUCTURE THROUGH SASOL KHANYISA

Sasol's contributor status in terms of the Codes is based on the Sasol Group's performance across each of the following pillars: equity ownership, management control, skills development, enterprise and supplier development (which includes preferential procurement expenditure as a sub-component) and socio-economic development.

By implementing Sasol Khanyisa, Sasol will seek to ensure ongoing and sustainable equity ownership of Sasol by black South Africans. Whilst Sasol Khanyisa will have a finite period of ownership as regards SSA, the transaction has been structured to have a long-lasting effect on Sasol after the Khanyisa Empowerment Period. To this end, shareholders in Inzalo
Public and Inzalo Groups ("Inzalo Shareholders"), holders of SOLBE1 shares on the requisite record dates for participation, and qualifying Sasol employees who are beneficiaries in the Sasol Inzalo employee trusts ("Sasol Inzalo employee trust participants") and who are in the employ of the Sasol Group on 18 May 2018, will have an opportunity to participate in Sasol Khanyisa with effect from 1 June 2018 (or such other date as Sasol may determine) ("Effective Date").

In addition to the above, Sasol employees, who are Black Persons as defined in the B-BBEE Act ("Black Persons") and who are employed by the Sasol Group on 18 May 2018, and new such employees joining the Sasol Group between 19 May 2018 and the 5th anniversary of the Effective Date, will also be afforded the opportunity to further participate in the Sasol Khanyisa ESOP. Sasol has been primarily guided by the following design principles in structuring Sasol Khanyisa:

2.1 achieving effective (direct and indirect) B-BBEE ownership credentials of at least 25% for SSA and, ultimately, after the settlement of any residual funding obligations outstanding at that date, achieving ongoing and sustained, unencumbered B-BBEE ownership of SOLBE1 shares;

2.2 achieving a sustainable B-BBEE transaction at an acceptable economic cost and within market norms;

2.3 maintaining appreciable involvement of broad-based women's groups for the duration of the Khanyisa Empowerment Period;

2.4 incentivising qualifying Inzalo participants (as defined in paragraph 3.2 below) and eligible SOLBE1 shareholders (as defined in paragraph 3.2 below) to participate in Sasol Khanyisa by offering ordinary shares in Sasol Khanyisa Public
(RF) Proprietary Limited ("Sasol Khanyisa Public") for no consideration payable by them, which will result in them holding shares indirectly in SSA;

2.5 providing Sasol Inzalo employee trust participants and qualifying Sasol employees the opportunity to participate in Sasol Khanyisa by acquiring vested rights through a new employee share ownership plan in SSA;

2.6 Sasol will be providing notional and other vendor funding for Sasol Khanyisa; and

2.7 promoting direct, unencumbered investment in Sasol in the form of SOLBE1 shares from the date of implementation of Sasol Khanyisa.

3. TERMS OF SASOL KHANYISA

Sasol Khanyisa consists of three distinct elements:

3.1 SOLBE1 shareholders to elect not to re-designate their SOLBE1 shares to Sasol ordinary shares

Current SOLBE1 shareholders will, subject to the requisite Sasol shareholder approval being obtained, be given the right, by way of a specific invitation to be extended by Sasol to elect that their entire holding of SOLBE1 shares will not re-designate to SOL shares in accordance with their existing rights ("the Election"). This opportunity to make the Election will be made available by Sasol to all SOLBE1 shareholders recorded on the share register at a date to be selected by Sasol in its sole discretion (the "Election Record Date").

SOLBE1 shareholders, pursuant to having made the Election, will retain their existing SOLBE1 shares and will receive from Sasol one additional SOLBE1 share, by way of a bonus award, for every four SOLBE1 shares beneficially owned on the Election Record Date, with fractional entitlements rounded up where necessary ("SOLBE1 Bonus Award"). The SOLBE1 shares held by such SOLBE1 shareholders will remain listed on the Empowerment Segment of the Main Board of the Johannesburg
Stock Exchange ("JSE"). Application will   be made to the
JSE for the listing of the shares comprising the SOLBE1
Bonus Award with effect from the Effective Date.

In order to effectively facilitate the process, Sasol will determine an earlier date than originally envisaged, occurring during the period from 1 April 2018 to 27 June
2018, to be the date on which the SOLBE1 shares re-designate to SOL shares.

Those SOLBE1 shares held by SOLBE1 shareholders who do not make the Election will re-designate to SOL shares and they will accordingly not participate in Sasol Khanyisa.
Application will be made to the JSE to amend the listing of the requisite number of SOLBE1 shares that have re-designated to SOL shares with effect from the date of re-designation.

3.2 Sasol Khanyisa Invitation to SOLBE1 shareholders and
Sasol Inzalo participants

Separately, Sasol Khanyisa Public will extend an invitation to eligible SOLBE1 shareholders and qualifying Sasol Inzalo participants ("Sasol Khanyisa Invitation"). Invitees will be deemed to have accepted the invitation unless they have indicated in writing that they do not wish to participate. Eligible SOLBE1 shareholders are the holders of SOLBE1
shares on the Sasol Khanyisa invitation record    date (the
"Sasol Khanyisa Invitation Record Date"), being the day after the date on which the SOLBE1 shares held by those SOLBE1 shareholders who do not exercise the Election, re-designate as SOL shares.

Qualifying Sasol Inzalo participants are all Inzalo
Shareholders who are shareholders in Inzalo Public and Inzalo Groups at the Sasol Khanyisa Invitation Record Date.
Sasol Khanyisa Public will extend the Sasol Khanyisa
Invitation as follows:

- Eligible SOLBE1 shareholders will be issued on the Effective Date, for no consideration payable by them:
	- by Sasol Khanyisa Public, one share in Sasol Khanyisa
	Public for every one SOLBE1 share beneficially owned on the Sasol Khanyisa Invitation Record Date; and

	- by Sasol, one SOLBE1 share for every ten Sasol Khanyisa
	Public shares to be beneficially owned.

	- Qualifying Sasol Inzalo participants will be issued on the Effective Date, for no consideration payable by them:

	- by Sasol Khanyisa Public, one share in Sasol Khanyisa
  	Public for every one Sasol Inzalo share beneficially owned on the Sasol Khanyisa Invitation Record Date; and

	- by Sasol, one SOLBE1 share for every ten Sasol Khanyisa
	Public shares to be beneficially owned.

Application will be made to the JSE for the listing of the SOLBE1 shares, issued in respect of the Sasol Khanyisa
Invitation, on the JSE on the Effective Date.

3.3 Sasol Khanyisa Employee Share Ownership Plan
The Sasol Khanyisa ESOP consists of two employee share ownership plans, one for Sasol Inzalo employee trust participants and the other for qualifying Black Sasol employees, both of whom will become vested beneficiaries of the Sasol Khanyisa ESOP Trust, unless they 'opt out', for no consideration to them. The Sasol Khanyisa ESOP Trust will subscribe for the requisite number of SOLBE1 shares, SOL shares and SSA shares, as further described below.

	3.3.1 Participation by Sasol Inzalo employee trust participants in the Sasol Khanyisa ESOP The Sasol
	Inzalo employee trust participants in the Sasol Khanyisa ESOP comprise:

	a)Black Persons who are existing Sasol Inzalo employee trust participants and who are employed by the Sasol Group on 18 May 2018, who will be entitled to elect to acquire upfront vested rights, and subject to certain conditions, will receive R100 000's worth of SOLBE1 shares or SOL shares based on an election by black employees; and

	b) other employees, who are existing Sasol Inzalo employee trust participants but who are not Black Persons, and who are employed by the Sasol Group on 18 May 2018, who will acquire upfront vested rights, subject to certain conditions, will receive R100 000's worth of SOL shares.

	The number of shares or SOLBE1 shares to which each such Sasol Inzalo employee trust participant will acquire vested rights will depend on the 30 day
 	VWAP of the shares or the SOLBE1 shares, as the case may be.

	Application will be made to the JSE for the listing of the requisite number of SOLBE1 and SOL shares with effect from the Effective Date. Sasol Khanyisa ESOP beneficiaries, who remain employed for the periods specified in the Sasol Khanyisa ESOP Trust deed, will obtain ownership of the SOLBE1 or SOL shares to which they acquired vested rights.

	3.3.2 Participation by qualifying Black Sasol employees in the Sasol Khanyisa ESOP

	In addition to participation by Sasol Inzalo employee trust participants as set out in paragraph 3.3.1, Sasol employees who are Black Persons and who are employed by the Sasol Group on 18 May 2018, and such employees joining the Sasol Group between 19 May 2018 and the 5th anniversary of the Effective Date ("Qualifying Sasol Employees"), will acquire vested rights to SSA shares. They will become owners of the shares in which they have vested rights if, subject to various exceptions, they remain employed for the required period.

	A maximum of 28 385 647 SSA shares will be made available to the Sasol Khanyisa ESOP, with Qualifying
	Sasol Employees in the employ of the Sasol Group on 18
	May 2018, each obtaining an equal number of vested rights to SSA shares.

	The Sasol Khanyisa ESOP Trust will receive a trickle dividend from SSA, as determined in accordance with a formula set out in the Sasol Khanyisa ESOP Trust deed, (less any withholding tax) in respect of the SSA shares in which the participants have vested rights.

	Qualifying Sasol Employees, subject to some exceptions, who remain employed for the required period, will obtain ownership of the SSA shares in which the participant has vested rights. Beneficiaries of the Sasol Khanyisa ESOP Trust will participate indirectly in any resolution of the shareholders of SSA or Sasol (as the case may be) that the trustees are entitled to vote on.

4.AUTOMATIC EXCHANGE OF SASOL KHANYISA PUBLIC SHARES FOR SOLBE1
SHARES

At the end of the Khanyisa Empowerment Period, holders of Sasol Khanyisa shares and participants in the Sasol Khanyisa ESOP will ultimately receive SOLBE1 shares for their Sasol Khanyisa shares and vested rights to SSA shares. This will occur via a share exchange (the "Share Exchange") on the basis of a ratio that will be determined by an independent expert taking into account the relative value of Sasol and SSA at that time. Participants who receive SOLBE1 shares following the Share Exchange will then be free to trade their SOLBE1 shares on the Empowerment Segment of the JSE as they deem fit.

5. FINANCING OF SASOL KHANYISA

5.1 Sasol Khanyisa Public

Sasol Khanyisa Public will establish Khanyisa Fundco as its wholly-owned subsidiary, which will:

- issue preference shares ("Khanyisa Fundco Preference
Shares") to Sasol for a subscription consideration of up to a maximum of R10 billion;

- use the entire proceeds of such issue to subscribe for up to a maximum of 28 385 647 SSA shares, resulting in Khanyisa Fundco directly, and Sasol Khanyisa Public indirectly, owning up to a maximum of 10,75% of the total issued share capital of SSA; and

- receive distributions on its SSA shares in accordance with SSA's dividend policy, when such distributions are made.
The Khanyisa Fundco Preference Shares will be redeemed at the end of the Khanyisa Empowerment Period. Dividends on the Khanyisa Fundco Preference Shares are calculated daily and are compounded monthly on the subscription price of each Khanyisa Fundco Preference Share at a rate equal to 75% of the prime rate (as defined in the funding agreements relating to Khanyisa Fundco). Dividends in respect of the Khanyisa Fundco Preference Shares will be required to be paid to Sasol on 1 April and 1 October of each year.

For so long as the Khanyisa Fundco Preference Shares have not been redeemed, unless Sasol agrees to a higher percentage, a maximum of 2,5% of the dividend which Khanyisa Fundco receives from SSA will be declared to Sasol Khanyisa Public, as its sole ordinary shareholder. These dividends may be distributed to the shareholders of Sasol Khanyisa Public (after the deduction of dividend withholding tax). Khanyisa Fundco will not be entitled to declare any further dividend to Sasol Khanyisa Public for so long as the Khanyisa Fundco Preference Shares have not been redeemed.

5.2 Sasol Khanyisa ESOP

The SSA shares to be issued to the Sasol Khanyisa ESOP Trust will be the subject of notional vendor funding by SSA. For so long as the notional vendor funding is in existence, 2.5% (which could be adjusted upwards in accordance with an objective formula) of the dividend declared by SSA to its ordinary shareholders (other than the Sasol Khanyisa ESOP Trust) will be declared on the SSA shares held by the Sasol Khanyisa ESOP Trust.

SSA has the right to repurchase a number of SSA shares from the Sasol Khanyisa ESOP Trust on the basis of a predetermined formula at the issue price thereof.

6. FAIRNESS OPINION

The Sasol Board has appointed Deloitte & Touche as an independent expert to provide a voluntary fairness opinion to assist Sasol shareholders in determining the fairness of Sasol Khanyisa to Sasol shareholders. The opinion of Deloitte & Touche will be included in the circular to shareholders referred to in paragraph 10 below ("Circular").

7. PRO FORMA FINANCIAL EFFECTS

The table below sets out the pro forma financial effects of the Sasol Inzalo Transaction and Sasol Khanyisa (the "Transactions") on, inter alia, Sasol's basic earnings per share, headline earnings per share, weighted average number of shares in issue, diluted earnings per share, diluted headline earning per share, weighted average number of diluted shares in issue, net asset value per share and net tangible asset value per share, based on the most recently published audited consolidated financial results of the Sasol Group for the financial year ended 30 June 2017.

The pro forma financial effects assume that the Transactions had been fully implemented on 1 July 2016 for purposes of presenting the pro forma financial effects thereof on the pro forma consolidated income statement, and 30 June 2017 for purposes of the pro forma consolidated statement of financial position and the pro forma consolidated statement of changes in equity.

The pro forma financial effects are presented in a manner consistent in all respects with International Financial Reporting Standards ("IFRS") and Sasol Group's accounting policies. The pro forma financial effects are presented in accordance with the JSE Listings Requirements and the Guide on Pro Forma Financial Information issued by the South African Institute of Chartered Accountants.

The pro forma financial information is the responsibility of the Directors and was prepared for illustrative purposes only and may not, because of its nature, fairly present Sasol Group's financial position, changes in equity and results of its operations or cash flows, nor the effect and impact of the Proposed Transactions going forward. It does not purport to be indicative of what the financial results would have been, had the Transactions been implemented on a different date.

Per share		Before(1) 	Pro forma 	%
information				after the	change
(3)****					transaction
					(2)

Basic earnings
pershare 	Rand  	33.36		26.88		-19%



Headline
earnings per
share		Rand	35.15		28.57		-19%


Weighted
average number
 of shares in
issue(4)	Million	610.7		644.9		6%


Diluted
earnings per
share(5)	Rand	33.27		26.74		-20%


Diluted
headline
earnings
per share(5)	Rand	35.05		28.43		-19%


Weighted
 average
number of
diluted
shares(4)(5)	Million	612.4		648.2		6%


Net asset
value per
share*		Rand	348.27		349.47		0%


Net tangible
 asset
value per
share**		Rand	339.31		340.96		0%


Gearing
 ratio***	%	26.7%		20.0%		6.7%



* Net asset value per share is defined as SOL Shareholder's equity per issued share, excluding treasury shares.

** Net tangible assets are defined as Shareholders' equity less
Goodwill & intangible assets and Deferred tax assets.

*** The gearing ratio is calculated as net borrowings (total borrowings less cash) divided by Shareholders' equity.

**** The Sasol Khanyisa Transaction has an indicative total IFRS2 cost of R7,3 billion included in the pro forma financial effects.

Notes and assumptions:

1. The "Before" column is based on the published audited consolidated financial statements of the Sasol Group for the year ended 30 June 2017.

2. The "Pro forma after the Transactions" column has been calculated on the basis that all of the steps to execute the Sasol Inzalo transaction termination and to implement Sasol Khanyisa have been completed; and is based on the following assumptions for each of the three distinct elements of the
Sasol Khanyisa   Transaction:

i.The Election pursuant to which the SOLBE1 Bonus Award will be made:

This has been assumed to occur on the basis that 15% of the SOLBE1 shareholders will elect that his/her SOLBE1 shares do not automatically re-designate to SOL shares. Any re-designation from SOLBE1 to SOL shares is inconsequential for the purposes of the per share information contained in the pro forma financial effects, as the SOL shares and SOLBE1 shares are treated as issued shares;

ii.Sasol Khanyisa Invitation:

It has been assumed that 100% of
Qualifying Sasol Inzalo participants and eligible SOLBE1 shareholders do not reject the Sasol Khanyisa Invitation;and

iii.Sasol  Khanyisa ESOP:

- For the benefit of the Sasol Inzalo employee trust participants: It has been assumed that no such employee notifies the trustees that he/she does not wish to become a vested beneficiary, and that 15% of the Black Persons who are Sasol Inzalo employee trust participants will not elect to acquire vested rights in SOL shares instead of acquiring vested rights in SOLBE1 shares; and

- For the benefit of the Qualifying Sasol Employees: It has been assumed that no such employees reject participation in the Sasol Khanyisa ESOP.

The Directors have considered a number of scenarios and, based on comparative precedent from a recent similar transaction, consider that the most likely outcome (as summarised above) is that 15% of the SOLBE1 shareholders will make the Election and that 15% of Black Persons who are Sasol Inzalo employee trust participants will not elect to acquire vested rights in SOL shares instead of acquiring vested rights in SOLBE1 shares. In note 5 below, a scenario has been presented to illustrate the financial effects should:

- 100% of the SOLBE1 shareholders make the Election;and
- 100% of the Black Persons who are Sasol Inzalo employee trust participants will not elect to acquire vested rights in SOL shares and instead acquire vested rights in SOLBE1 shares.

3.The effects on basic earnings, diluted earnings, headline earnings, and diluted headline earnings per share are calculated on the basis that the proposed Transactions were effective on 1 July 2016, while the effects on net asset value and net tangible asset value per share are calculated on the basis that the proposed Transactions were effective on 30 June 2017 for purposes of presenting the pro forma financial effects thereof on the Sasol Group.

4.The increase in the weighted average number of issued shares is congruent with:

i. the assumed specific issue of sufficient SOL shares in terms of the accelerated book-build to fund the A, B and C preference share funding, the Inzalo shortfall, as well as any related costs and taxes (31,25 million shares)1;

ii. the 2,92 million SOLBE1 Shares will be included in the weighted average number of shares in relation to the SOLBE1 Bonus Award and the Khanyisa Invitation as it relates to eligible SOLBE1 shareholders and eligible Inzalo shares.

1 For purposes of the pro forma financial effects, the assumed specific issue of SOL shares has been calculated based on the number of SOL shares to be issued as at the Last Practicable Price, in order to settle the outstanding balance on the A, B and C preference shares outstanding as at 30 June 2017, plus related costs and taxes that would ensue upon the issue. However, the final number of SOL shares required to be issued at the Inzalo Transaction Termination dates will depend on the SOL share price at the Inzalo Transaction Termination dates, dividends declared and paid between 30 June 2017 and the Inzalo Transaction Termination dates as well as dividends which accrues on the A, B and C preference shares between 30 June 2017 and the Inzalo Transaction Termination dates. This cannot be reliably estimated as at the Last Practicable Date and
consequently, this could    result in additional SOL shares
being issued to cover the additional funding costs and taxes not yet accrued at 30 June 2017.

5.The increase in the weighted average number of diluted shares includes the impact of the SOL/SOLBE1 shares to be issued, as calculated in terms of IAS 33: Earnings per share, in terms of the Sasol Khanyisa ESOP for the benefit of the Sasol Inzalo employee trust participants.

As described in note 2 above, a scenario has been presented below to illustrate the financial effects pertaining to the following:

- 100% of the SOLBE1 shareholders make the Election;  and
- 100% of the Black Persons who are Sasol Inzalo employee trust participants elect not to acquire vested rights in SOL shares and instead acquire vested rights in SOLBE1 shares.

However, the pro forma financial effects do not consider the impact of the shares to be issued pursuant to the Automatic Share Exchange as this cannot currently be reliably estimated. This increase in the weighted average number of diluted shares is dependent on the SOLBE1 share price, and its relative net fair value to a SSA share, which considers the underlying funding (FundCo preference share funding and ESOP notional vendor funding), at the date of the termination of the Sasol Khanyisa Transaction. At each reporting date, the diluted earnings per share impact will be determined by calculating the number of SOLBE1 shares which would be issued for no consideration. This will be based on the difference between the average SOLBE1 share price for the reporting period, and the unexpensed share-based payment charge at the reporting date.

The following table provides the illustrative financial effects of the potential issues of SOLBE1 shares, on basic earnings per share, headline earnings per share, weighted average number of shares in issue, diluted earnings per share, diluted headline earning per share, weighted average number of diluted shares in issue, net asset value per share and net tangible asset value per share, should the assumptions applied above be increased to 100%.



Per share
information(5)			15%	100%	% Change

Basic earnings per
share			Rand	26.88	27.6	3%

Headline earnings
per share		Rand	28.57	29.29	3%

Weighted average
number of shares in
issue			Million	644.9	645.8	0%

Diluted earnings
 per share		Rand	26.74	27.46	3%

Diluted headline
earnings per share	Rand	28.43	29.14	2%

Weighted average
number of diluted
shares			Million	648.2	649.3	0%

Net asset value per
share			Rand	349.47	349.47	0%

Net tangible asset
value per share		Rand	340.96	340.96	0%

Gearing ratio		%	20%	20%	0%


* Net asset value per share is defined as Shareholder's equity per issued SOL share, excluding treasury shares.

** Net tangible assets are defined as Shareholders' equity less
Goodwill & intangible assets and Deferred tax assets.

*** The gearing ratio is calculated as net borrowings (total borrowings less cash) divided by Shareholders' equity.

8.IMPORTANT DATES AND TIMES

Circular distribution record date, being in terms of section 59(1)(b) of the Companies Act, the date by which a Sasol shareholder is required to be recorded as such in the relevant Register in order to be eligible to receive this Circular and Notice of General Meeting Friday, 13 October 2017

Circular and Notice of General Meeting distributed to Sasol shareholders on Wednesday, 18 October 2017

Details of the date, time and venue for the General Meeting on SENS Wednesday, 18 October 2017

General Meeting announced in two national newspapers
Thursday, 19 October 2017

General Meeting Last Day to Trade in order for Sasol shareholders to be recorded in the relevant Register in order to be eligible to attend, participate in and vote at the General
Meeting Tuesday, 7 November 2017

General Meeting Record Date in order for Sasol shareholders to be recorded in the relevant Register in order to be eligible to participate in and vote at the General Meeting
Friday, 10 November 2017

Last day to lodge requests for participation in the General
Meeting via electronic participation being 9:00 on Friday, 10 November 2017

For administrative purposes, date by which Forms of Proxy for the General Meeting are requested to be lodged, by 10:00Thursday,
 16 November 2017

Forms of Proxy may be handed in before or during the General
Meeting, up to the time that the relevant resolution on which the
proxy is to vote, is considered	Friday, 17 November  2017

General Meeting to be held at the Hilton Sandton Hotel, 138
Rivonia Road, Sandton, 2196, at 10:00 on Friday, 17 November 2017

Results of the General Meeting released on SENS on Friday, 17 November 2017

Results of the General Meeting published in national newspapers
Monday, 20 November 2017

9. GENERAL MEETING

A general meeting of Sasol shareholders ("General Meeting") will be held immediately after the conclusion, adjournment or postponement of the Annual General Meeting convened to take place at the Hilton Sandton Hotel, 138 Rivonia Road, Sandton, 2196, South Africa on Friday, 17 November 2017 at 09:00, for the purpose of considering, and if deemed fit, passing, with or without modification, the resolutions required from Sasol shareholders.

10. FURTHER DOCUMENTATION

A Circular setting out the full terms of Sasol Khanyisa and convening the General Meeting will be posted to Sasol shareholders on or about 18 October 2017.

A complete version of this announcement, incorporating illustrations demonstrating the various elements of Sasol Khanyisa, is available on Sasol's website at www.sasol.com.

Sandton
20 September 2017


SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: September 21, 2017		By: 	/s/ V D Kahla
					Name: 	Vuyo Dominic Kahla
					Title: 	Company Secretary